                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September, 2003



                            CHINA ENTERPRISES LIMITED
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

      8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
      ---------------------------------------------------------------------
                    (Address of Principal Executive Offices)





     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X      Form 40-F
                                -----              -----



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                No   X
                             -----             -----

                            CHINA ENTERPRISES LIMITED
                                  PRESS RELEASE

                  UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS
                               ENDED JUNE 30, 2003


HONG KONG, September 25, 2003 China Enterprises Limited ("the Company") (OTCBB:
CSHEF) announced today its unaudited condensed consolidated results for the six months ended June 30, 2003.

Financial Highlights

                          Six months ended                     Six months ended
                           June 30, 2002                        June 30, 2003
                          ----------------                     ----------------
Revenues                   Rmb1,173.6M         up by 45.2%       Rmb1,704.3M         US$205.8M
Net loss                   Rmb  (23.1M)        up by  4.8%       Rmb  (24.2M)        US$ (2.9M)
Net loss per share         Rmb   (2.55)        up by  5.1%       Rmb   (2.68)        US$ (0.33)


Revenues for the six months ended June 30, 2002 have been restated from amounts previously reported to reflect the effect of discontinued operations as of June 30, 2002. Please refer to Note 1 to the attached Financial Highlights for details.

In the first half of 2003, China Enterprises generated revenues of Rmb1.7 billion compared to the restated revenues of Rmb1.2 billion for the corresponding period in the previous year. It increased its net loss by 4.8% to Rmb24.2 million. The loss incurred during the period was mainly attributable to the share of losses in its travel business related affiliate company. The travel business in the Greater China Region was dampened by the outbreak of the SARS in first half of 2003. However, the business rebounded in the second half of the year as the unfavorable effects of the epidemic subsided.

In January 2003, the Company disposed of its entire interest in Yinchuan C.S.I. (Greatwall) Rubber Co., Limited ("Yinchuan CSI") for a consideration of Rmb35.0 million and recognized a gain on disposal of Rmb5.0 million. Subsequently, the Company disposed of its remaining interest in Double Happiness Tyre Industries Corporation Limited ("Double Happiness"), including an incomplete radial tire factory, to an independent third party for a consideration of Rmb10.0 million in June 2003, and resulting in a gain on disposal of Rmb11.0 million. The completion of the sale is pending upon certain approvals from the government authorities; however, the Company effectively transferred control and substantially all its risks and benefits of ownership of the factory to the buyer after receiving the total sale proceeds. On June 15, 2003, the Company entered into a contract with an independent third party, Hangzhou Industrial & Commercial Trust & Investment Co., Limited, for disposal of a 25% interest in Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce"), currently a 51% owned subsidiary of the Company, for a consideration of Rmb164.7 million in order to widen the shareholders' base of Hangzhou Zhongce. The Company considers the sale to be beneficial both to the further development of Hangzhou Zhongce in the People's Republic of China (the "PRC") and its future value to the Company.

The sale is conditional upon the parties receiving approval of the transaction from the China Commercial Department, an agency of the government of the PRC.

For details of the unaudited consolidated results of the Company and its subsidiaries for the six months ended June 30, 2003, please refer to the following Financial Highlights,

China Enterprises Limited - Financial Highlights

Condensed Consolidated Statements of Operations :

                                                                   For the half year ended June 30,
                                                            ----------------------------------------------
                                                                2002                      2003
                                                            ------------      ----------------------------
                                                   Notes       Rmb'000          Rmb'000         US$'000(2)
                                                   -----     (unaudited)      (unaudited)      (unaudited)
                                                            (As restated,
                                                             See Note 1)
Revenues                                                      1,173,584        1,704,333          205,837
Cost of revenues                                               (994,321)      (1,500,673)        (181,241)
                                                             ----------       ----------       ----------

      Gross profit                                              179,263          203,660           24,596
Selling, general and administrative expenses                    (76,473)        (122,940)         (14,848)
                                                             ----------       ----------       ----------

      Operating income                                          102,790           80,720            9,748
                                                             ----------       ----------       ----------

Interest expenses, net                                          (12,219)          (4,731)            (571)
Other income, net                                                    91              984              119
Change in fair value of call option                              37,125               --               --
Equity in losses of affiliates                                   (2,397)         (74,434)          (8,989)
                                                             ----------       ----------       ----------

      Profit from continuing operations before
         income taxes and minority interests                    125,390            2,539              307

Provision for income taxes                                      (10,120)          (7,993)            (965)
Minority interests                                              (40,473)         (33,928)          (4,098)
                                                             ----------       ----------       ----------

      Profit (loss) from continuing operations                   74,797          (39,382)          (4,756)
(Loss) profit from discontinued operations          (1)         (97,855)          15,206            1,836
                                                             ----------       ----------       ----------

      Net loss                                                  (23,058)         (24,176)          (2,920)
                                                             ==========       ==========       ==========

Basic and diluted earnings (loss)                   (3)
   per common share (in Rmb/US$ as stated)
         - Continuing operations                                   8.29            (4.37)           (0.53)
         - Discontinued operations                               (10.84)            1.69             0.20
                                                             ----------       ----------       ----------
      Basic and diluted loss per common share                     (2.55)           (2.68)           (0.33)
                                                             ==========       ==========       ==========

Consolidated Balance Sheets Data :

                                                         As at December 31,          As at June 30,
                                                                2002                      2003
                                                         ------------------   -----------------------------
                                                               Rmb'000          Rmb'000          US$'000(2)
                                                              (audited)       (unaudited)       (unaudited)
Total assets                                                  2,880,680        2,533,082          305,928
Shareholders' equity                                            535,206          540,077           65,227
Supervoting common stock -
 - par value US$0.01 per share                                      244              244               29
Common stock - par value US$0.01 per share                          526              526               64

Notes to Financial Highlights

1. The Company disposed of Yinchuan CSI in early January 2003. Yinchuan CSI had previously been reported under the results from continuing operations for the half year ended June 30, 2002.

     Accordingly, the operating results of Yinchuan CSI had been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations together with Double Happiness, Yantai C.S.I. Rubber Co., Limited and Shandong C.S.I. Synthetic Fiber Co., Limited. The Company had also restated its consolidated statements of operations for the half year ended June 30, 2002 to present the operating results of Yinchuan CSI as discontinued operations.

     Operating results of the discontinued operations are summarized below:

                                                                                   HALF YEAR ENDED JUNE 30,
                                                                                  --------------------------
                                                                                      2002            2003
                                                                                  -------------     --------
                                                                                     RMB'000        RMB'000
                                                                                  (AS RESTATED)
                                                                                  -------------     --------
     Revenues                                                                         289,630             --
                                                                                     ========       ========
     (Loss) profit from operations of discontinued components before income taxes and minority interests (including a gain on disposition of Rmb7.8
        million in 2002 and Rmb15.9 million in 2003)                                 (199,608)        15,204
     Provision for income taxes                                                            --             --
     Minority interests                                                               101,753              2
                                                                                     --------       --------
     (Loss) profit from discontinued operations                                       (97,855)        15,206
                                                                                     ========       ========

2. The translation of Renminbi (Rmb) amounts into United States Dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at the unified exchange rate quoted by the People's Bank of China on June 30, 2003 at US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that or at any other rate.

3. The calculation of the basic and diluted loss per common share for the half years ended June 30, 2002 and 2003 is based on the weighted average number of common shares outstanding during the half years ended June 30, 2002 and 2003 of 9,017,310. There had not been any dilutive securities during the half year ended June 30, 2003 and the outstanding options were anti-dilutive during the half year ended June 30, 2002.

                                   *** End ***

For more information, please contact:

Hong Kong                                      New York
China Enterprises Limited                      Citigate Financial Intelligence
Dr. Chan Kwok Keung, Charles                   Tel: (1) 212 688 6840
Tel: (852) 2372 0130                           Fax: (1) 212 838 3393
Fax: (852) 2537 6591

3.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                 CHINA ENTERPRISES LIMITED




                                                 By    /s/ Dr. Allan Yap
                                                    ----------------------------
                                                          Dr. Allan Yap
                                                          Vice Chairman


Dated: 26th September, 2003